                      SECURITIES AND EXCHANGE COMMISSION
                            Washington,  DC  20549

                                 SCHEDULE 13D
                                Amendment No. 2

                   Under the Securities Exchange Act of 1934


                        TIS MORTGAGE INVESTMENT COMPANY
                        -------------------------------
                                Name of Issuer

                         Common Stock, $.001 Par Value
                         -----------------------------
                         Title of Class of Securities


                                   872527106
                                   ---------
                                 CUSIP Number


                             Mr. John V. Winfield
                          The InterGroup Corporation
                     2121 Avenue of the Stars,  Suite 2020
                         Los Angeles, California 90067
                                (310) 556-1999
                   _________________________________________
                 Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications


                               February 18, 1998
                               -----------------
             Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b) (3) or (4), check the following box.   [_]

Check the following box if a fee is being paid with this statement. [_]

-----------------------
  CUSIP No. 872527106
-----------------------

------------------------------------------------------------------------------
      Name of Reporting Person
 1    The Intergroup Corporation

------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group
 2    (a) [_]
      (b) [X]

------------------------------------------------------------------------------
      SEC Use Only
 3


------------------------------------------------------------------------------
      Source of Funds
 4
      WC

------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is Required
      pursuant to Items 2(d) or 2 _____
 5

------------------------------------------------------------------------------
      Citizenship of Place of Organization
 6
      Delaware

------------------------------------------------------------------------------
                          Sole Voting Power
                     7
     NUMBER OF            471,100 Shares

      SHARES       -----------------------------------------------------------
                          Shared Voting Power
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               Sole Dispositive Power
                     9
    REPORTING             471,100 Shares

      PERSON       -----------------------------------------------------------
                          Shared Dispositive Power
       WITH          10

------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned By Each Reporting Person
11
      471,100 Shares

------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row 11 Excludes Certain Shares ______
12


------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row 11
13
      5.8%

------------------------------------------------------------------------------
      Type of Reporting Person
14
      CO

------------------------------------------------------------------------------

-----------------------
  CUSIP No. 872527106
-----------------------

------------------------------------------------------------------------------
      Name of Reporting Person
 1    Santa Fe Financial Corporation

------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group
 2    (a) [_]
      (b) [X]

------------------------------------------------------------------------------
      SEC Use Only
 3


------------------------------------------------------------------------------
      Source of Funds
 4
      WC

------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is Required
      pursuant to Items 2(d) or 2 _____
 5

------------------------------------------------------------------------------
      Citizenship of Place of Organization
 6
      Nevada

------------------------------------------------------------------------------
                          Sole Voting Power
                     7
     NUMBER OF            110,100 Shares

      SHARES       -----------------------------------------------------------
                          Shared Voting Power
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               Sole Dispositive Power
                     9
    REPORTING             110,100 Shares

      PERSON       -----------------------------------------------------------
                          Shared Dispositive Power
       WITH          10

------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned By Each Reporting Person
11
      110,100 Shares

------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row 11 Excludes Certain Shares ______
12


------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row 11
13
      1.4%

------------------------------------------------------------------------------
      Type of Reporting Person
14
      CO

------------------------------------------------------------------------------

-----------------------
  CUSIP No. 872527106
-----------------------

------------------------------------------------------------------------------
      Name of Reporting Person
 1    John V. Winfield

------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group
 2    (a) [_]
      (b) [X]

------------------------------------------------------------------------------
      SEC Use Only
 3


------------------------------------------------------------------------------
      Source of Funds
 4
      PF

------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is Required
      pursuant to Items 2(d) or 2 _____
 5

------------------------------------------------------------------------------
      Citizenship of Place of Organization
 6
      U.S. Citizen

------------------------------------------------------------------------------
                          Sole Voting Power
                     7
     NUMBER OF            193,000 Shares

      SHARES       -----------------------------------------------------------
                          Shared Voting Power
   BENEFICIALLY      8
                          581,200
     OWNED BY
                   -----------------------------------------------------------
       EACH               Sole Dispositive Power
                     9
    REPORTING             193,000 Shares

      PERSON       -----------------------------------------------------------
                          Shared Dispositive Power
       WITH          10
                          581,200
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned By Each Reporting Person
11
      774,200 Shares

------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row 11 Excludes Certain Shares ______
12


------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row 11
13
      9.6%

------------------------------------------------------------------------------
      Type of Reporting Person
14
      IN

------------------------------------------------------------------------------

                                 SCHEDULE 13D
                                AMENDMENT NO. 2
            OF MR. JOHN V. WINFIELD, THE INTERGROUP CORPORATION AND
                        SANTA FE FINANCIAL CORPORATION
                    REGARDING OWNERSHIP OF COMMON STOCK OF
                        TIS MORTGAGE INVESTMENT COMPANY



         This Amendment No. 2 to Schedule 13D is being filed to update information previously filed by Mr. John V. Winfield, The Intergroup Corporation, a Delaware corporation ("Intergroup") and Santa Fe Financial Corporation, a Nevada corporation ("Santa Fe"), in connection with additional purchases of Common Stock, Par Value $.001 per share, (the "Shares") of TIS Mortgage Investment Company, a Maryland corporation (the "Company") by Intergroup and Santa Fe.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         Intergroup and Santa Fe used working capital, as their source of funds to purchase the Shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         (a) Intergroup, as of February 24, 1998, may be deemed to beneficially own, for purpose of Section 13(d) of the Exchange Act, 471,100 Shares. Those shares represent approximately 5.8% of the outstanding shares of Common Stock based on the Company's representations that it had 8,105,880 shares of Common Stock outstanding as of November 14, 1997.

         Santa Fe, as of February 24, 1998, may be deemed to beneficially own, for purposes of Section 13(d) of the Exchange Act, 110,100 Shares. Those shares represent approximately 1.4% of the Company's outstanding Common Stock.

         John V. Winfield owns 193,000 Shares. Those shares represent approximately 2.4% of the Common Stock of the Company. To the extent that Mr. Winfield is deemed to beneficially own, for purposes of Section 13(d), the shares of Common Stock owned by Intergroup and Santa Fe, he would beneficially own 774,200 shares of the Common Stock of the Company, representing approximately 9.6% of the outstanding Common Stock.

         (b) As the Chairman, President, Chief Executive Officer and controlling shareholder of Intergroup, John V. Winfield shares the voting power and disposition power with respect to the Common Stock owned by Intergroup. As the Chairman, President and Chief Executive Officer of Santa Fe, John V. Winfield shares the voting power and disposition power with respect to the Common Stock owned by Santa Fe.

         John V. Winfield has sole voting power and disposition power with respect to the Common Stock owned by him.

         (c) Information with respect to transactions effected in the Common Stock during the past sixty (60) days is set forth in Appendix I.

         (d) No person other than John V. Winfield, Intergroup and Santa Fe, and John V. Winfield as Chairman, President and Chief Executive Officer of Intergroup and Santa Fe, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the securities disclosed in Item 5(a) above.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 27, 1998  JOHN V. WINFIELD


                           By:  /s/  John V. Winfield
                                ---------------------

                           THE INTERGROUP CORPORATION


                           By:  /s/  John V. Winfield
                                ---------------------
                                Its President, Chairman and
                                CEO

                           SANTA FE FINANCIAL CORPORATION


                           By:  /s/  John V. Winfield
                                ---------------------
                                Its President, Chairman and
                                CEO

                                   APPENDIX I


  The following table sets forth the trade date for each purchase and sale of Common or Preferred Stock by Mr. Winfield, Intergroup and Santa Fe, the number of Shares purchased and sold in each such transaction and the price per share in each such transaction effected during the past sixty (60) days. All of the Shares were purchased in brokerage transactions on the New York Stock Exchange.

                                       No. of Shares
                                         of Common
                                           Stock           Price per
    Trade Date           Person          Purchased           Share
------------------   ---------------   --------------   ---------------


    12/19/97             Santa Fe          10,100            $ 1.375
    12/23/97             Santa Fe          14,000            $ 1.375
    12/24/97             Santa Fe           7,500            $ 1.375
    12/29/97             Santa Fe           8,600            $ 1.375
    12/30/97             Santa Fe           6,400            $ 1.375
    12/31/97             Santa Fe          13,500            $1.3935
     2/12/98             Intergroup         5,500            $1.1857
     2/17/98             Intergroup         5,000            $  1.25
     2/18/98             Intergroup        12,600            $  1.25
     2/19/98             Intergroup        14,400            $  1.25
     2/24/98             Intergroup         3,500            $  1.25